FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated March 9, 2017

TRANSLATION
Autonomous City of Buenos Aires, March 9, 2017
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Financial Statements as of 12/31/2016

Dear Sirs:

In order to fulfill the requirements of Article No. 62 of the Buenos Aires Stock Exchange Rules, we advise you that the Company's Board of Directors approved, at its meeting held on March 9, 2017, the consolidated financial statements for the year ended December 31, 2016. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	(28,237)
Attributable to minority interests	(142)
Total net income for the period	(28,379)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	27,414
Attributable to minority interests	-
Total other comprehensive income for the period	27,414

3) Comprehensive income  (1) (in millions of pesos)

Attributable to shareholders of the Company	(823)
Attributable to minority interests	(142)
Total comprehensive income for the period	(965)

4) Detail of Shareholders’ equity as of 12/31/2015 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,923
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,085 10 16 61 (152) (180)
Issuance premiums	640

Total shareholders’contributions	10,403
Legal reserve	2,007
Reserve for future dividends	5
Reserve for future investments	24,904
Reserve for repurchase of own shares	490
Special reserve for initial setting IFRS	3,648
Other comprehensive income	105,529
Retained earning	(28,231)
Subtotal Shareholders’ equity	118,755
Minority interests	(94)
Total Shareholders’ equity	118,661

(1) Amounts in accordance with IFRS

Subsection n) Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts

The Board of Directors decided to propose the following to the General Ordinary Shareholders' Meeting: (a) to completely eliminate the special reserve for initial adjustment for implementation of IFRS in accordance with provisions of Article No. 10, Chapter III, Title IV of the Argentina National Securities Commission (Comisión Nacional de Valores or "CNV") Rules, the reserve for future dividends, the reserve for purchasing YPF shares and the reserve for investments; (b) to fully absorb accumulated losses in Unallocated Results of up to Ps 28,231 million against amounts corresponding to discontinued reserves for up to that amount; and (c) to allocate the remainder of the discontinued reserves as follows: (i) Ps 100 million to establish a reserve for purchasing YPF shares, in order to make it possible for the Board of Directors to acquire YPF shares when they consider it opportune, and to fulfill commitments under the bonus and incentive plans, both currently existing and those that may arise in the future; and (ii) Ps 716 million to a reserve for the payment of dividends, authorizing the Board of Directors to determine when to distribute such dividends prior to the end of this fiscal year.

The Board of Directors has not made proposals for capitalization because there are insufficient facts indicating the need for capitalized earnings, monetary adjustments and other concepts.

Subsection o)-Shares owned by the parent group

As of December 31, 2016 the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Federal Government - Ministry of Energy and Mining, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 9, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer